SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )

                            Oak Hill Financial, Inc.
    ------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, without par value
    ------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   671337 10 3
    ------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2002
    ------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [   ]    Rule 13d-1(b)

         [   ]    Rule 13d-1(c)

         [ X ]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       Names of Reporting Person:

         John D. Kidd

         S.S. or I.R.S. Identification No. of Above Individual (optional):  N/A

2.       Check the Appropriate Box if a Member of a Group:

                  (a)      [   ]
                  (b)      [   ]

3.       SEC Use Only

4.       Citizenship or Place of Organization:  United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:

5.       Sole Voting Power:              199,604

6.       Shared Voting Power:            388,798

7.       Sole Dispositive Power:         214,493

8.       Shared Dispositive Power:       219,435

9.       Aggregate Amount Beneficially Owned by Each Reporting Person: 588,402 *

10.      Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

                  [   ]

11.      Percent of Class Represented by Amount in Row (9):  10.9%

12.      Type of Reporting Person:                    Individual

         * Includes 219,435 shares held by Kidd Holdings, LLC, over which Mr. Kidd has sole voting rights and all 169,363 shares in Oak Hill Financial, Inc's 401(k) plan trust, of which Mr. Kidd is a trustee. As trustee, Mr. Kidd has shared voting power over all 169,363 shares. Mr. Kidd does not have sole or shared dispositive power for 154,474 shares of the 169,363 shares in the 401(k) plan trust.








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


Item 1.

        (a)      Name of Issuer -   Oak Hill Financial, Inc.
        (b)      Address of Issuer's Principal Executive Offices:
                 14621 SR 93, PO Box 688
                 Jackson, Ohio  45640
Item 2.

        (a)      Name of Person Filing      John D. Kidd

        (b)      Address   14621 SR 93, PO Box 688, Jackson, Ohio  45640

        (c)      Citizenship
                 United States of America

        (d)      Title of Class of Securities
                 Common Stock, without par value

        (e)      CUSIP Number
                 671337 10 3

Item 3.          Not Applicable

Item 4.          Ownership

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

        (a)      Amount beneficially owned: 588,402

        (b)      Percent of class:  10.9%

        (c)      Number of shares as to which the person has:

                (i)      Sole power to vote or to direct the vote:      199,604
                (ii)     Shared power to vote or to direct the vote     388,798
                (iii)    Sole power to dispose or to direct the
                           disposition of                               214,493
                (iv)     Shared power to dispose or to direct the
                           disposition of                               219,435










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


Item 5.      Ownership of Five Percent or Less of a Class
             N/A

Item 6.      Ownership of More than Five Percent on Behalf of Another Person
             N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
             N/A

Item 8.      Identification and Classification of Members of the Group
             N/A

Item 9.      Notice of Dissolution of Group
             N/A

Item 10.     Certification
             Because this statement is filed pursuant to Rule 13d-1(c), the following certification is included:

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                 February 13, 2003
                                        --------------------------------------
                                                       Date

                                                  /s/John D. Kidd
                                        --------------------------------------
                                                    Signature

                                                  John D. Kidd
                                        --------------------------------------
                                                   Name/Title

















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